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                              January 26, 2022

       Jerry Katzman
       Chief Executive Officer
       RetinalGenix Technologies Inc.
       1450 North McDowell Boulevard, Suite 150
       Petaluma, CA 94954

                                                        Re: RetinalGenix
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-262282

       Dear Mr. Katzman:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell
their shares at prevailing market prices. Please note that the OTC
                                                        Pink market is not an
established public trading market into which a selling stockholder may offer and sell
shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and
make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which
the selling stockholders will offer and sell shares until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX, or OTCQB, at
which time they may be sold at prevailing market prices. Refer to
                                                        Item 501(b)(3) of
Regulation S-K.
 Jerry Katzman
FirstName  LastNameJerry
RetinalGenix TechnologiesKatzman
                          Inc.
Comapany
January 26,NameRetinalGenix
            2022             Technologies Inc.
January
Page  2 26, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Nazia J. Khan, Esq.